Mail Stop 4561

August 11, 2006

Keith Gollenberg
Chief Executive Officer and President
CBRE Realty Finance, Inc.
City Place One
185 Asylum Street 37th Floor
Hartford, CT 06103

Re: CBRE Realty Finance, Inc.
        Registration Statement on Form S-11
        Amendment No. 3 Filed August 4, 2006
        Registration No. 333-132186

Dear Mr. Gollenberg:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We understand that the office of Investment Management continues to correspond with the company in connection with our previous comment 1. Please note that all comments, including those issued by the Division of Investment Management, must be resolved before we may clear the filing for effectiveness.

Cover Page

2.   We note the addition of JMP Securities. Please limit disclosure on the cover page
        to include only the names of your lead or managing underwriters. Refer to Item
        501(b)(8) of Regulation S-K.

Summary

3.   We refer to the added disclosure on page 2. Please clarify the duration of the
        "initial term" of your management agreement and describe the arrangement with
        your manager upon the expiration of that initial term.

Distribution Policy, page 51

4.   We note your disclosure that distributions were paid solely from earnings and
        profits. Please, discuss your distributions for each period in comparison to the
        cash flow from operating activities for each respective period as reported in the
        statement of cash flows. If the cash flows from operating activities were
        insufficient to pay the distribution for any period, disclose the dollar amount of
        the deficiency and the alternative source of cash used to fund the distribution.
        Alternative sources would include such items as borrowings from related parties,
        bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Contractual Obligations, page 65

5.   Please revise the table to include your obligations under the Wachovia Facility
        and the Junior Subordinated Debentures, or tell us why you have omitted those
        amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 67

6.   Please explain to us how you considered disclosing FFO information for the
        period of inception through December 31, 2005.

Selling Stockholders, page 121

7.   Please tell us when you expect to identify the selling stockholders and the amount
        of shares they are selling in this offering.

*   *   *

Keith Gollenberg
CBRE Realty Finance, Inc.
August 11, 2006
Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Thomas Flinn, Staff Accountant, at 202-551-3469 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Larry P. Medvinsky, Esq. (*via facsimile)*
        Clifford Chance US LLP